Exhibit 97.1

POLICY FOR THE RECOVERY OF ERRONEOUSLY AWARDED INCENTIVE-BASED COMPENSATION FROM EXECUTIVE OFFICERS
(as adopted on September 12, 2023)

1.BACKGROUND
Ermenegildo Zegna N.V. (the “Company”) has adopted this policy (this “Policy”) to provide for the recovery or “clawback” of excess Incentive-Based Compensation earned by current or former Executive Officers of the Company in the event of a required Restatement (each, as defined under the section entitled “VIII. Definitions” herein).
This Policy is intended to comply with the requirements of Section 303A.14 of the New York Stock Exchange (“NYSE”) Listed Company Manual (the “Listing Standard”). To the extent that any provision in this Policy is ambiguous as to its compliance with the Listing Standard or to the extent any provision in this Policy must be modified to comply with the Listing Standard, such provision will be read, or will be modified, as the case may be, in such a manner so that all applicable provisions under this Policy comply with the Listing Standard. This Policy will be administered by the board of directors of the Company (the “Board”) upon recommendation of the Compensation Committee, and its determinations will be final, binding and conclusive.
2.STATEMENT OF POLICY
The Company shall recover reasonably promptly the amount of erroneously awarded Incentive-Based Compensation in the event that the Company is required to prepare an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements, or that would result in a material misstatement if the error were corrected in the current period or left uncorrected in the current period (a “Restatement”).
The Company shall recover erroneously awarded Incentive-Based Compensation in compliance with this Policy except to the extent provided under the section entitled “5. Exceptions” herein.
3.SCOPE OF POLICY
A.Covered Persons and Recovery Period
This Policy applies to all Incentive-Based Compensation received by a person:
•after beginning service as an Executive Officer,
•who served as an Executive Officer at any time during the performance period for that Incentive-Based Compensation,
•while the Company has a class of securities listed on NYSE, and
•during the three completed fiscal years immediately preceding the date that the Company is required to prepare a Restatement (the “Recovery Period”).
Notwithstanding this look-back requirement, the Company is only required to apply this Policy to Incentive-Based Compensation received on or after October 2, 2023.
For purposes of this Policy, Incentive-Based Compensation shall be deemed “received” in the Company’s fiscal period during which the Financial Reporting Measure (as defined herein) specified in the Incentive-Based Compensation award is attained, even if the payment or grant of the Incentive-Based Compensation occurs after the end of that period.
B.Transition Period
In addition to the Recovery Period, this Policy applies to any transition period (that results from a change in the Company’s fiscal year) within or immediately following the Recovery Period (a “Transition Period”), provided that a Transition Period between the last day of the Company’s previous fiscal year end and the first day of the Company’s new fiscal year that comprises a period of nine to 12 months will be deemed a completed fiscal year.
C.Determining Recovery Period
For purposes of determining the relevant Recovery Period, the date that the Company is required to prepare the Restatement is the earlier to occur of:
•the date the Board, a committee of the Board, or the officer or officers of the Company authorized to take such action if Board action is not required, concludes, or reasonably should have concluded, that the Company is required to prepare a Restatement, and
•the date a court, regulator, or other legally authorized body directs the Company to prepare a Restatement.
For clarity, the Company’s obligation to recover erroneously awarded Incentive-Based Compensation under this Policy is not dependent on if or when a Restatement is actually filed.
4.AMOUNT SUBJECT TO RECOVERY
A.Recoverable Amount
The amount of Incentive-Based Compensation subject to recovery under this Policy is the amount of Incentive-Based Compensation received that exceeds the amount of Incentive-Based Compensation that otherwise would have been received had it been determined based on the restated amounts, computed without regard to any taxes paid.
B.Covered Compensation Based on the Company’s Ordinary Shares or TSR
For Incentive-Based Compensation based on the price of the Company’s ordinary shares or total shareholder return (“TSR”), where the amount of erroneously awarded Incentive-Based Compensation is not subject to mathematical recalculation directly from the information in a Restatement, the recoverable amount shall be based on a reasonable estimate of the effect of the Restatement on the share price or TSR upon which the Incentive-Based Compensation was received. In such event, the Company shall maintain documentation of the determination of that reasonable estimate and provide such documentation to the NYSE.
5.EXCEPTIONS
The Company shall recover erroneously awarded Incentive-Based Compensation in compliance with this Policy except to the extent that one or more of the conditions set out below are met and a majority of the Board members who are independent pursuant to the NYSE Listed Company Manual has made a determination that recovery would be impracticable:
A.Direct Expense Exceeds Recoverable Amount
The direct expense paid to a third party to assist in enforcing this Policy would exceed the amount to be recovered; provided, however, that before concluding it would be impracticable to recover any amount of erroneously awarded Incentive-Based Compensation based on the anticipated expense of enforcement, the Company shall make a reasonable attempt to recover such erroneously awarded Incentive-Based Compensation, document such reasonable attempt(s) to recover, and provide that documentation to the NYSE.
B.Violation of Home Country Law
Recovery would violate applicable Dutch law where that law was adopted prior to November 28, 2022; provided, however, that before concluding it would be impracticable to recover any amount of erroneously awarded Incentive-Based Compensation based on violation of applicable Dutch law, the Company shall obtain an opinion of Dutch counsel, acceptable to the NYSE, that recovery would result in such a violation, and shall provide such opinion to the NYSE.
C.Recovery from Certain Tax-Qualified Retirement Plans
Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of 26 U.S.C. 401(a)(13) or 26 U.S.C. 411(a) and regulations thereunder.
6.PROHIBITION AGAINST INDEMNIFICATION
The Company shall not indemnify any Executive Officer or former Executive Officer against the loss of erroneously awarded Incentive-Based Compensation.
7.DISCLOSURE
The Company shall file all disclosures with respect to recoveries under this Policy in accordance with the requirements of the U.S. Federal securities laws, including the disclosure required to be included in applicable Securities and Exchange Commission (“SEC”) filings.
8.DEFINITIONS
Unless the context otherwise requires, the following definitions apply for purposes of this Policy:
“Executive Officer” means the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a policy-making function, or any other person who performs similar policymaking functions for the Company. Executive officers of the Company’s parent(s) or subsidiaries, as applicable, are deemed Executive Officers of the Company if they perform such policy making functions for the Company. Policy-making function is not intended to include policymaking functions that are not significant. Identification of an Executive Officer for purposes of this Policy will include at a minimum executive officers, if any, identified pursuant to U.S. 17CFR 229.401(b). As of the date of this Policy, Executive Officers include (i) each of the members of the Company's senior management identified from time to time in the Company’s annual reports on Form 20-F, and (ii) the Company’s principal accounting officer.
“Financial Reporting Measures” means any of the following: (i) measures that are determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures, (ii) stock price and (iii) TSR. A Financial Reporting Measure need not be presented within the Company’s financial statements or included in a filing with the SEC.
“Incentive-Based Compensation” means any compensation that is granted, earned, or vested based wholly or in part upon the attainment of a Financial Reporting Measure.
9.AMENDMENT; TERMINATION
The Board, upon recommendation of the Compensation Committee, may amend this Policy from time to time and may terminate this Policy at any time, in each case in its sole discretion.

10.EFFECTIVENESS; OTHER RECOUPMENT RIGHTS
This Policy shall be effective as of December 1, 2023. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company and its subsidiaries and affiliates under applicable law or pursuant to the terms of any similar policy or similar provision in any employment agreement, equity award agreement or similar agreement. In the event of a conflict between this Policy and the Company’s Remuneration Policy, this Policy shall prevail.